NO ACT

PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024837

Received SEC

FEB 12 2008

Washington, DC 20549

February 12, 2008

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2008

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2007

Dear Mr. Dunlap:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Allegheny Energy by Charles B. Cook. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Charles B. Cook
3061 Kings Road
Scottdale, PA 15683

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Allegheny Energy, Inc.

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX : (724)838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), included herein is (i) a no-action request letter and (ii) pursuant to the Staff Bulletin 14C (CF), attached to this cover letter as Exhibit A are copies of correspondence relating to the shareholder proposal submitted by Charles B. Cook (the "Proponent").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this cover letter and Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

c: Charles B. Cook

EXHIBIT A

CORRESPONDENCE

Charles B. Cook
3061 Kings Road
Scottdale, Pa. 15683

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa. 15601
PH: 724-838-6999
FX: 724-838-6864

Mr. Evanson,

This rule 14a-8 proposal is respectfully submitted for the next annual Shareholder meeting. This proposal is submitted to support the long term performance of our Company. Rule 14a-8 requirements are intended to be met (see attached statements) including record holder ownership of the required stock value until after the date applicable Shareholder meeting. This submitted format, with the shareholder supplied emphasis, is to be used for a definitive proxy publication.
This shareholder proposal is submitted for the forthcoming Shareholder meeting. Please direct all future communication to Charles B. Cook at:
PH: 724-887-9213
FX: 724-887-4193
3061 Kings Road
Scottdale, Pa. 15683

Date: 11/24/2007

Sincerely,
Charles B Cook
Charles B. Cook
Shareholder of Record
Allegheny Energy Inc.

6 Pages Total

Cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, November 24, 2007]

3 – Company Report on Bylaw Changes

Resolved: Shareholders of Allegheny Energy request that our Board of Directors initiate a process to report separately and highlight all By-law changes made by the company since the previous Annual Meeting in the Annual Report.

Charles B. Cook Retirement Account Summary

July 1, 2007 to September 30, 2007

BOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out, Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-922-9945.

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral	6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Boston Co Intl Core Equity	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Equity Index Trust						
T. Rowe Price Blue Chip Growth						
Money Market/Stable Value						
TRP Stable Value Fund Sch B	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
TRP Stable Value Fund Sch E						
Company Stock						
heny Energy Company Stock	$64,351.23	$423.33	$646.77	$65,421.33	[redacted]	[redacted]
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Allegheny Energy Company Stock

average cost : $17.15 cost basis : $21,466.27

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of October 16, 2007.

Charles B. Cook Retirement Account Summary

April 1, 2007 to June 30, 2007

BOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out, Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-922-9945.

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral	6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Boston Co Intl Core Equity	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Equity Index Trust	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
T. Rowe Price Blue Chip Growth	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Money Market/Stable Value						
TRP Stable Value Fund Sch E	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Company Stock						
Allegheny Energy Company Stock	$60,797.69	$338.73	$3,214.81	$64,351.23	[redacted]	[redacted]
Total Balance	[redacted]	[redacted]	[redacted]	[redacted]	100%	100%

Allegheny Energy Company Stock
average cost : $16.92 cost basis : $21,042.94

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of July 18, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.Rowe Price
INVEST WITH CONFIDENCE

Charles B. Cook Retirement Account Summary December 30, 2006 to March 31, 2007

ABOUT YOUR RETIREMENT PLAN

Saving As Much As You Can

When it comes to successfully planning for retirement, it's about saving as much as you can. Financial planners recommend saving at least 15% to 20% of your income for retirement. If that amount is overwhelming, start with a smaller percentage and increase it by 1% or 2% each year. Raise your contribution percentage when you get a raise in pay, and you can get even closer to the recommended saving rate. Every year is a year closer to your retirement, do something for yourself that can have a real impact on your future: Save as much as possible in your plan account - starting NOW.

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral 6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-Tax	Future Allocation After-tax
Stocks						
Boston Co Intl Core Equity	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Equity Index Trust						
T. Rowe Price Blue Chip Growth						
Money Market/Stable Value						
TRP Stable Value Fund Sch E	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Company Stock						
Allegheny Energy Company Stock	$56,459.68	$365.30	$3,972.71	$60,797.69	[redacted]	[redacted]
Plan Balance	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Allegheny Energy Company Stock

average cost : $16.73 cost basis : $20,704.21

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of April 19, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.Rowe Price INVEST WITH CONFIDENCE

Dunlap, Daniel M. (Legal Services)

From: Cook, Charles B.
Sent: Tuesday, November 27, 2007 7:01 AM
To: Dunlap, Daniel M. (Legal Services)
Subject: Proposal

Dan, I attempted three times to fax last night and again this mourning from work. It appears your machine won't pick up. I sent a copy of my proposal in the company mail. You should receive it on Thursday. Thank You C B Cook

FROM : LOCAL 102F SEC/TREAS FAX NO. : 724 887 4193 Nov. 25 2007 12:07AM P1

Charles B. Cook
3061 Kings Road
Scottdale, Pa. 15683

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa. 15601
PH: 724-838-6999
FX: 724-838-6864

Mr. Evanson,

This rule 14a-8 proposal is respectfully submitted for the next annual Shareholder meeting. This proposal is submitted to support the long term performance of our Company. Rule 14a-8 requirements are intended to be met (see attached statements) including record holder ownership of the required stock value until after the date applicable Shareholder meeting. This submitted format, with the shareholder supplied emphasis, is to be used for a definitive proxy publication.
This shareholder proposal is submitted for the forthcoming Shareholder meeting. Please direct all future communication to Charles B. Cook at:
PH: 724-887-9213
FX: 724-887-4193
3061 Kings Road
Scottdale, Pa. 15683

Date: 11/24/2007

Sincerely,
Charles B Cook
Charles B. Cook
Shareholder of Record
Allegheny Energy Inc.
Cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, November 24, 2007]

3 – Company Report on Bylaw Changes

Resolved: Shareholders of Allegheny Energy request that our Board of Directors initiate a process to report separately and highlight all By-law changes made by the company since the previous Annual Meeting in the Annual Report.

This report should provide stockholders with an accurate account of by-law changes in plain English. For instance our management would report if a bylaw was adopted for an annual shareholder say on executive pay vote and/or initiated an independent lead director position. This report could also include information such as management obtaining approval for a management bonus plan.

Shareholders would benefit from a clear explanation of important changes to our corporate governance.

Charles B. Cook, 3061 Kings Road, Scottdale, PA 15683 sponsored this proposal.

11, 27, 2007

Daniel Dunlap,
Senior Attorney

Dan,

As per our discussion last evening. I did send a copy to Mr. Evanson also of the cover letter and proposal on 11, 24, 2007.

I don't know if your machine or my machine didn't work correctly but after trying 3 times your machine wouldn't answer.

So I am sending a copy from work (Connellsville West Side fax machine) also a copy thru Company mail.

Sincerely
Charles B Cook

P.S. I attempted to fax today from a different machine. Your machine wouldn't pick up.

Charles B. Cook
3061 Kings Road
Scottdale, Pa. 15683

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa. 15601
PH: 724-838-6999
FX: 724-838-6864

Mr. Evanson,

This rule 14a-8 proposal is respectfully submitted for the next annual Shareholder meeting. This proposal is submitted to support the long term performance of our Company. Rule 14a-8 requirements are intended to be met (see attached statements) including record holder ownership of the required stock value until after the date applicable Shareholder meeting. This submitted format, with the shareholder supplied emphasis, is to be used for a definitive proxy publication.
This shareholder proposal is submitted for the forthcoming Shareholder meeting. Please direct all future communication to Charles B. Cook at:
PH: 724-887-9213
FX: 724-887-4193
3061 Kings Road
Scottdale, Pa. 15683

Date: 11/24/2007

Sincerely,
Charles B Cook
Charles B. Cook
Shareholder of Record
Allegheny Energy Inc.
Cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, November 24, 2007]

3 – Company Report on Bylaw Changes

Resolved: Shareholders of Allegheny Energy request that our Board of Directors initiate a process to report separately and highlight all By-law changes made by the company since the previous Annual Meeting in the Annual Report.

This report should provide stockholders with an accurate account of by-law changes in plain English. For instance our management would report if a bylaw was adopted for an annual shareholder say on executive pay vote and/or initiated an independent lead director position. This report could also include information such as management obtaining approval for a management bonus plan.

Shareholders would benefit from a clear explanation of important changes to our corporate governance.

Charles B. Cook, 3061 Kings Road, Scottdale, PA 15683 sponsored this proposal.

ABOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out, Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-922-9945.

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral	6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Boston Co Intl Core Equity	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Equity Index Trust	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
T. Rowe Price Blue Chip Growth	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Money Market/Stable Value						
TRP Stable Value Fund Sch E	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Company Stock						
Allegheny Energy Company Stock	$60,797.69	$338.73	$3,214.81	$64,351.23	[redacted]	[redacted]
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	100%	100%

Allegheny Energy Company Stock
average cost : $16.92 cost basis : $21,042.94

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of July 18, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.Rowe Price
INVEST WITH CONFIDENCE

ABOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out. Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-922-9945.

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral	6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Boston Co Intl Core Equity	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Equity Index Trust						
T. Rowe Price Blue Chip Growth						
Money Market/Stable Value						
TRP Stable Value Fund Sch B	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
TRP Stable Value Fund Sch E						
Company Stock						
Allegheny Energy Company Stock	$64,351.23	$423.33	$646.77	$65,421.33	[redacted]	[redacted]
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Allegheny Energy Company Stock
average cost : $17.15 cost basis : $21,466.27

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of October 16, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website. http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results.*

Please review your statement and report any errors to T. Rowe Price within 60 days.

T.Rowe Price
INVEST WITH CONFIDENCE

ABOUT YOUR RETIREMENT PLAN

Saving As Much As You Can

When it comes to successfully planning for retirement, it's about saving as much as you can. Financial planners recommend saving at least 15% to 20% of your income for retirement. If that amount is overwhelming, start with a smaller percentage and increase it by 1% or 2% each year. Raise your contribution percentage when you get a raise in pay, and you can get even closer to the recommended saving rate. Every year is a year closer to your retirement, do something for yourself that can have a real impact on your future: *Save as much as possible in your plan account - starting NOW.*

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral	6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Boston Co Intl Core Equity	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Equity Index Trust	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
T. Rowe Price Blue Chip Growth	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Money Market/Stable Value						
TRP Stable Value Fund Sch E	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Company Stock						
Allegheny Energy Company Stock	$56,459.68	$365.30	$3,972.71	$60,797.69	[redacted]	[redacted]
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Allegheny Energy Company Stock

average cost : $16.73 cost basis : $20,704.21

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of April 19, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.RowePrice
INVEST WITH CONFIDENCE

ABOUT YOUR RETIREMENT PLAN

Introducing Quarterly Account Statement and Web Site Enhancements!
Your new, simplified account statement provides a quick snapshot of your retirement account and easy-to-understand analysis of this information. You can also customize your statement with additional account details by calling or going online. The *my*RetirementPlan Web site has also been updated with a new design that brings the most popular site features and more of your account detail to the homepage. Here you will find additional account analysis along with powerful planning tools and calculators. Log on to **rps.troweprice.com** today to check it out.

CONTRIBUTIONS

Deferral Rates per Pay Period

Pre-Tax Deferral	6%

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
Boston Co Intl Core Equity	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Equity Index Trust						
T. Rowe Price Blue Chip Growth						
Money Market/Stable Value						
TRP Stable Value Fund Sch E	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Company Stock						
Allegheny Energy Company Stock	$49,111.32	$331.76	$7,016.60	$56,459.68	[redacted]	[redacted]
Ending Balance	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Allegheny Energy Company Stock
average cost : $16.54 cost basis : $20,338.91

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INVEST WITH CONFIDENCE

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX : (724) 838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERVICE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Charles B. Cook (the "Proponent"), received on November 24, 2007, may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, Rule 14a-8(i)(3) on the basis that it is materially vague and indefinite and Rule 14a-8(i)(7) because it deals with matters that impact the Company's ordinary business operations.

Therefore, the Company respectfully requests the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

A. This letter;

B. The Proposal and the Supporting Statement submitted by the Proponent, attached hereto as <u>Exhibit A</u>; and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

The Proposal

The resolution portion of the Proposal, attached hereto as Exhibit A, reads as follows:

"Resolved: Shareholders of Allegheny Energy request that our Board of Directors initiate a process to report separately and highlight all By-law changes made by the company since the previous Annual Meeting in the Annual Report."

Discussion

I. ***The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.***

The Proposal requests that the Company's Board of Directors (the "Board") initiate a process to report all By-law changes in the Annual Report. However, a mechanism for obtaining this information, in appropriate instances, is already provided for under the rules and regulations promulgated by both the Commission and the New York Stock Exchange ("NYSE"). The Company therefore believes that the Proposal is properly excludable as substantially implemented under Rule 14a-8(i)(10) because these rules and regulations already provide for the disclosure, in carefully considered circumstances, of the information that the Proponent seeks.

Under the Exchange Act and the related rules and regulations, the Company is required to file an Annual Report on Form 10-K (the "Annual Report") that includes an exhibit separately describing recent By-law amendments. Additionally, the Company must file a Current Report on Form 8-K (the "Current Report"), within four business days of the adoption of any By-law amendment, describing any by-law provision adopted or amended. The rules and regulations promulgated by the Commission require the disclosure of material information, which includes board and committee actions, in circumstances determined by the Commission to merit disclosure in the interests of investors. Additionally, the NYSE regulates disclosure by its listed companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies. The NYSE rules state that listed companies are "expected to release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities." *See* Rule 202.05. The Company complies with all applicable disclosure rules, including to the extent that such rules require the disclosure of information that would be presented in the report contemplated by the Proposal.

The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). *See* SEC Release No. 34-20091

(August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. In this regard, it is not necessary that the actions called for by a proposal be "fully effected" in order for the proposal to be excluded under Rule 14a-8(i)(10). See Exchange Act Release No. 34-19135 (Oct. 14, 1982). All that is required is that the requested action has been "substantially implemented" by a company. *See id, see also Exxon Mobil Corporation* (March 17, 2006) (proposal requesting report detailing plans for company to reduce greenhouse gas emissions under Rule 14a-8(i)(10) where company had previously issued a similar report and advised the proponent and the Staff of the company's intent to publish such a report) and *Masco Corporation* (March 29, 1999) (board policy substantially implemented proposal providing specific qualifications for company's outside directors even though board policy was more limited in scope).

The Commission and NYSE rules require the Company to disclose certain information to its stockholders. To the extent these rules do not require disclosure of information covered by the Proposal, the applicable rulemaking bodies have determined that either such disclosure is left to the discretion of the board of directors as part of its ordinary business operations, or a compelling reason (e.g. confidentiality) dictates that it should not be provided. The Proponent does not assert that the Company has failed to comply with regulatory disclosure requirements, but rather requests that the Company report all By-law changes in the Annual Report. As further described above, the Company complies with all applicable disclosure rules including, as requested by the Proposal, filing an Annual Report that separately describes any By-law amendments. The Company respectfully submits that the Proposal has been substantially implemented by virtue of the Company's ongoing compliance with the existing disclosures pursuant to the rules promulgated by the Commission and NYSE. To the extent the Proposal seeks access to information that would not otherwise be provided to shareholders in compliance with the disclosure and access rules described above, it can only be an attempt to circumvent such rules.

For these reasons, and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

II. The Proposal may be excluded under Rule 14a-8(i)(3) on the basis that it is materially vague and indefinite.

The Proposal also is excludable under Rule 14a-8(i)(3) on the basis that it is materially vague and indefinite. The Proposal requests that the Company disclose all By-law changes in its "Annual Report." As described above, the Company already discloses such By-law changes in its Annual Report, as required by the Exchange Act and the related rules and regulations thereunder.

An alternative reading of the proposal, however, would require that the Company disclose any By-law changes in its annual report to stockholders (the "Stockholders Report"). The result of such a reading does not seem logical (though plausible). If the Commission felt that stockholders would be better served by providing such disclosure in the Stockholders Report, it would have required such disclosure in the Stockholder Report instead of, or in additional to, the disclosure already required in the Annual Report and in the Current Report. Additionally, requiring an issuer to make duplicate disclosure is not in the best interest of the stockholders because it causes confusion. Nonetheless, the existence of two plausible readings of the provision, along with the absence of guidance indicating which reading is intended, demonstrates that the language of the Proposal is plainly ambiguous.

Rule 14a-8(i)(3) permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, the Staff has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Bank of America* (February 17, 2006), *Sara Lee Corporation* (March 31, 2004), *Bank of America* (March 10, 2004), *Philadelphia Electric Co.* (July 30, 1992), *IDACORP, Inc.* (January 9, 2001), and *Northeast Utility Service Company* (April 9, 2001).

As was the case in each of those letters, neither the shareholders voting on the Proposal nor the Company in implementing the Proposal will be able to determine, with any reasonable certainty, exactly what actions or measures the Proposal requires. Based on this possibility, the Proposal falls squarely within the parameters of Rule 14a-9 and may be omitted in reliance on Rule 14a-8(i)(3).

In addition, the Staff has made it clear that a proposal "that will require detailed and extensive editing in order to bring ... [it] into compliance with the proxy rules" may justify the exclusion of the entire proposal. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (published July 13, 2001). Because the Proposal is vague and indefinite, the Company's reasonable efforts to implement the Proposal may contravene the intentions of any shareholders that vote for the Proposal. *See, e.g., Puget Energy, Inc.* (March 7, 2002), *IDACORP, Inc.* (September 10, 2001), Revlon, Inc. (March 13, 2001) and *Jos. Schlitz Brewing Company* (March 21, 1977). The Company believes, therefore, that the Proposal properly should be excluded under Rule 14a-8(i)(3).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3).

III. *The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters that impact the Company's ordinary business operations.*

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion from the Company's Proxy Materials of shareholder proposals relating to "its ordinary business operations." The Commission has acknowledged that the underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34- 40018* (May 21, 1998). Additionally, the Commission has noted that proposals requesting reports or studies may be omitted pursuant to this rule if the subject of the requested report or study covers a matter related to the Company's ordinary business operations. *See SEC Release No*. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)"). Rule 14a-8(c)(7) is the predecessor of current Rule 14a-8(i)(7). The Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (October 26, 1999). The Proposal seeks an annual report to highlight any By-law changes made by the Company since the previous annual meeting. This requested report involves the Company's ordinary business operations and, therefore, is not an appropriate subject matter for a shareholder proposal. In addition, allowing shareholders to vote on proposals which would require the Company to incur significant additional costs as a result of an ordinary business decision would circumvent the intent of Rule 14a-8(i)(7) and would be inconsistent with the Staff's previous guidance in this area. It would, in essence, place shareholders in a position to supplant Company management in making the day-to-day operational decisions for the business.

As further discussed in the reasons for exclusion above, an alternative reading of the Proposal would require that the Company disclose any By-law changes in its annual report to stockholders, resulting in disclosure that is duplicative and goes beyond the disclosure currently required by the Commission's rules and regulations. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment.

The Staff has consistently found such proposals to be excludable under 14a-8(i)(7) because they constitute the day-to-day ordinary business of the Company. As further discussed above, the Commission and NYSE rules require the Company to disclose certain information to its stockholders. The Staff has taken the position that decisions with respect to the content and presentation of standard company reports are matters constituting "ordinary business operations." *See Long Island Lighting Company* (February 22, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company, "*i.e.*, presentation of disclosure in the Company's reports to stockholders"). How the Company presents the disclosures regarding By-law changes in accordance with Commission and NYSE rules is a matter within the ordinary business of the Company and not appropriately subject to the approval or disapproval of the Company's stockholders. *See ConAgra, Inc.* (June 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company) and *Southwest Gas Corporation* (May 6, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company). In addition, the Staff has previously indicated that, when applying the ordinary business operations exclusion, it will consider whether the proposal in question raises significant "social policy issues." *See SEC Release No. 34-40018* (May 21, 1998). *See also, American Electric Power Co.* (January 27, 2003) (proposal that each director expend a minimum of twenty hours each month of the year to attend and prepare for formal monthly board meetings) and *The Allstate Corp.* (February 19, 2002) (proposal that the company cease operations in Mississippi). *See IDACORP Inc.* (December 10, 2007) (excluding proposal that requested report in the proxy statement relating to the process of introducing and presenting stockholder proposals). The Company believes that the Proposal does not advance any significant positive social policy issues.

For these reasons, and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: Charles B. Cook

[AYE: Rule 14a-8 Proposal, November 24, 2007]

3 – Company Report on Bylaw Changes

Resolved: Shareholders of Allegheny Energy request that our Board of Directors initiate a process to report separately and highlight all By-law changes made by the company since the previous Annual Meeting in the Annual Report.

This report should provide stockholders with an accurate account of by-law changes in plain English. For instance our management would report if a bylaw was adopted for an annual shareholder say on executive pay vote and/or initiated an independent lead director position. This report could also include information such as management obtaining approval for a management bonus plan.

Shareholders would benefit from a clear explanation of important changes to our corporate governance.

Charles B. Cook, 3061 Kings Road, Scottdale, PA 15683 sponsored this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board initiate a process to report separately all by-law changes made by the company since the previous annual meeting in the annual report.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allegheny Energy relies.

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END